Mail Stop 4561

March 7, 2006

Nicholas J. Letizia, Esq.
Senior Vice President and General Counsel
Infocrossing, Inc.
2 Christie Heights Street
Leonia, NJ 07605

>   **Re: Infocrossing, Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-3**
>   **Filed February 16, 2006**
>   **File No. 333-130705**

Dear Mr. Letizia:

    We have reviewed your amended registration statement and have the following comments.

Form S-3/A

General

1.   We note to disclosure on page 27 and in your current report on Form 8-K, filed January 6, 2006, indicating that you issued 216,241 shares to Soft Link Solutions, Inc. on January 5, 2006, pursuant to an asset purchase agreement entered into on December 16, 2005. With this amendment, you seek to register the resale of such common stock in accordance with the terms of the asset purchase agreement. Please describe the material steps taken in negotiating and agreeing to the registration rights provisions in that agreement. Describe the relationship between the negotiations for the registration rights and the inclusion of the additional shares in this registration statement. Please file the registration rights agreement as an exhibit to the registration statement, as it appears that it defines rights of holders of securities being registered in the filing. See paragraph (b)(4) of Item 601 of Regulation S-K.

2.   We note that shares issued in the unregistered business combination transaction of January 2006 were included in the most recent amendment of the registration statement. Please also provide us with your analysis as to why the January 2006 issuance transaction should not be integrated with the resale offering that is the subject of your registration statement. We note that Rule 152 under the Securities Act does

not appear to be available as it contemplates the filing of a registration statement subsequent to a private placement.

Selling Stockholders, page 25

3.   Please refer to prior comment 2 from our letter dated January 20, 2006. Please revise to disclose the natural person(s) who exercise voting and/or dispositive powers over the shares being offered by Soft Link Solutions, Inc. We note your disclosure that Sandler Investments Partners, LP, Sandler Capital Management and Michael Marocco may each be deemed to beneficially own the shares held by Soft Link. However, this disclosure does not identify the natural person(s) who exercise voting and/or dispositive powers over these shares.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 351-6237
         Barbara Becker, Esq.
         Gibson, Dunn & Crutcher L.L.P.
         Telephone: (212) 351-4000